3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

January 9, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Mary Cole, Esq.

Re:                             FundVantage Trust

1933 Act File No.  333-192859

Dear Ms. Cole:

On behalf of FundVantage Trust (the “Trust”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) via EDGAR to respond to oral comments provided by you on January 6, 2014 in connection with the Commission staff’s (the “Staff”) review of the Trust’s registration statement on Form N-14 (the “Registration Statement”) filed with the Commission on December 13, 2013 in connection with the reorganization of the Mount Lucas U.S. Focused Equity Fund, a series of Scotia Institutional Funds (the “Target Fund”) into the Mount Lucas U.S. Focused Equity Fund (the “Acquiring Fund”), a series of FundVantage Trust (the “Trust”) (the “Reorganization”).  The Trust’s responses to the Staff’s comments are reflected in the proxy materials, which are being filed contemporaneously pursuant to Rule 497 of the Securities Act of 1933, as amended.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus/Proxy Statement contained in the Registration Statement.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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1.                                      In the “Dear Shareholder” letter and the proxy statement/prospectus, as applicable, state that gross expenses of the Acquiring Fund will be higher than those of the Target Fund and that the contractual fee waiver for the Acquiring Fund will be in place for one year from the date of the reorganization.

Response:  The letter and the proxy statement/prospectus have been revised to reflect the Staff’s comment.

2.                                      With respect to the fee table, clarify whether footnote 2 applies only to the Target Fund.

Response:  The proxy statement/prospectus has been revised to reflect the Staff’s comment.

3.                                      With respect to the fee table, disclose any class-specific expenses for Class I shares of the Acquiring Fund. In addition, confirm that neither the Target Fund nor the Acquiring Fund invest in “acquired funds” to the extent that the Funds are required to disclose “acquired fund fees and expenses”(“AFFE”) in the fee table as a separate line item.

Response:  The proxy statement/prospectus has been revised to  reflect the Staff’s comment.   It is confirmed that neither the Target Fund nor the Acquiring Fund invest in “acquired funds” to the extent that the Funds are required to disclose AFFE as a separate line item in the fee table.

4.                                      In the section “Performance Information” provide the Target Fund’s performance for the period ended December 31, 2013.

Response:  The proxy statement/prospectus has been revised to reflect the Staff’s comment.

5.                                      In the section “Board Consideration and Approval of the Reorganization” provide discussion regarding the Scotia Institutional Funds Board’s consideration of the higher gross operating expenses of the Acquiring Fund.

Response:  The proxy statement/prospectus has been revised to reflect the Staff’s comment.

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Attached to this letter as Exhibit A is the “Tandy Letter” signed by an officer of the Trust.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:                                Joel Weiss, President of FundVantage Trust

John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST

301 BELLEVUE PARKWAY

WILMINGTON, DE 19809

January 9, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Cole, Esq.

Re:                             FundVantage Trust (the “Trust”)

File Nos. 333-192859

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to the Registration Statement on Form N-14 filed with the Commission on December 13, 2013 (the “Registration Statement”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Trust may not assert staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:                             John M. Ford, Esq.